DLA Piper LLP (US)
4141 Parklake Avenue, Suite 300
Raleigh, North Carolina 27612-2350
www.dlapiper.com

Laura K. Sirianni
laura.sirianni@dlapiper.com
T 919.786.2025
F 919.786.2200
Via EDGAR

April 27, 2018

Coy Garrison, Special Counsel
U.S. Securities and Exchange Commission
100 F Street N.E.
Mail Stop 3010CF/AD8
Washington, DC 20549
Re:     KBS Strategic Opportunity REIT II, Inc.
Post-Effective Amendment No. 15 to Registration Statement on Form S-11
Filed April 13, 2018
File No. 333-192331

Dear Mr. Garrison:

On behalf of our client, KBS Strategic Opportunity REIT II, Inc. (the “Company”), we are writing to address the oral comment from the Staff of the Commission’s Division of Corporation Finance to the Company relating to the above-referenced filing.  For your convenience, we have reproduced a summary of the comment below, along with our response.

1.
We note that the Issuer has disclosed its intention to terminate its offering stage effective July 2018.  What are the Issuer’s plans with respect to the registration of the follow-on offering that was filed in August 2017?

RESPONSE:  The board of directors of the Issuer currently believes that a termination of the Issuer’s offering stage effective July 31, 2018 is in the best interest of the Issuer.  However, a number of factors could cause the board to wish to continue sales under the follow-on offering registration statement.  Some of those factors are outside the control of the Issuer, and the Issuer may pursue the registration of the follow-on offering in the future.
I would be happy to provide any additional information that might assist you in connection with this matter. Please feel free to contact me by email at laura.sirianni@dlapiper.com or by phone at (919) 786-2025 with any questions or additional comments.
Very truly yours,
DLA PIPER LLP (US)
/s/ Laura K. Sirianni
Laura K. Sirianni